Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE RADCOM LTD. 24 RAOUL WALLENBERG ST. TEL AVIV ISRAEL 6971920 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until forty-eight (48) hours before the meeting. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until forty-eight (48) hours before the meeting. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D88432-P78488 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY RADCOM LTD. The Board of Directors recommends you vote FOR proposals 1a, 1b, 1c, 2, 3, 4, and 5. 1. Election of Directors Nominees: 1a. Approval of the re-election of Ms. Rachel (Heli) Bennun For Against Abstain to serve as a member of the Board of Directors of the Company until the third annual general meeting following the Meeting, effective immediately, and approval of the Executive Chairman Compensation payable to her. 1b. Approval of the re-election of Mr. Matty Karp to serve as a member of the Board of Directors of the Company until the third annual general meeting following the Meeting, effective immediately, and approval of the Non-Executive Compensation payable to him. 1c. Approval of the re-election of Ms. Mirella Kuvent to serve as a member of the Board of Directors of the Company until the first annual general meeting following the Meeting, effective immediately, and approval of the Non-Executive For Against Abstain 4. To re-approve our Previously Approved Compensation Policy. 4a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 4. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.* For Against Abstain Compensation payable to her. 2. To approve the Long Term Directors Equity Grant Scheme. For Against Abstain 5. To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for 3. To approve the grant of equity to our Chief Executive Officer. 3a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 3. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.* the fiscal year ending December 31, 2022. *For definition of “controlling shareholder” and “personal interest” please see Item 3 to the Proxy Statement. NOTE: To transact such other business as may properly come before the Meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. D88433-P78488 RADCOM LTD. Annual General Meeting of Shareholders July 21, 2022 4:00 PM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Eyal Harari, the Company’s Chief Executive Officer and Hadar Rahav, the Company’s Chief Financial Officer, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADCOM LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM, LDT on July 21, 2022, at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920, and any adjournment or postponement thereof. If you do not confirm that you (i) are not a controlling shareholder and (ii) do not have a personal interest in the approval of Proposal 3 or 4 (as such terms are defined in the Proxy Statement), these shares will not be voted for Proposals 3 and 4. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Any and all proxies heretofore given by the undersigned are hereby revoked. Continued and to be signed on reverse side